UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

WESTMORELAND COAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

960878106

(CUSIP Number)

John Herbert Roth, Esq.

Venor Capital Management LP

Times Square Tower

7 Times Square, Suite 4303

New York, New York 10036

(212) 703-2135

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

CUSIP No. 960878106	Page 2 of 9 Pages

1	Names of Reporting Persons Venor Capital Master Fund Ltd.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,010,940
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,010,940
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,940
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 960878106	Page 3 of 9 Pages

1	Names of Reporting Persons Venor Capital Management LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 960878106	Page 4 of 9 Pages

1	Names of Reporting Persons Venor Capital Management GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 960878106	Page 5 of 9 Pages

1	Names of Reporting Persons Jeffrey A. Bersh
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 960878106	Page 6 of 9 Pages

1	Names of Reporting Persons Michael J. Wartell
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,136,369
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,136,369
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,369
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 960878106	Page 7 of 9 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Venor Capital Master Fund Ltd., Venor Capital Management LP, Venor Capital Management GP LLC, Jeffrey A. Bersh and Michael J. Wartell with the United States Securities and Exchange Commission on October 30, 2015, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Westmoreland Coal Company, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4.	Purpose of Transaction.

On March 23, 2016, Venor Capital Management LP and the Issuer entered into that certain Agreement (the “Agreement”). Pursuant to the terms of the Agreement, (i) Venor Capital Management LP agreed to withdraw the February 18, 2016 notice, which was submitted by Venor Capital Master Fund Ltd., of its intention to nominate Eugene I. Davis and Robert C. Flexon for election as directors of the Issuer and not to nominate any person for election or propose any business to be presented at the Issuer’s 2016 annual meeting of shareholders (the “Annual Meeting”), and (ii) the Issuer agreed to include Robert C. Flexon on the Issuer’s slate of director nominees for election at the Annual Meeting and to solicit proxies for Mr. Flexon’s election as a director to the same extent as for the election or re-election of any other member of the Issuer’s slate of directors. The Issuer further agreed that, at or before the first regularly scheduled meeting of the board of directors of the Issuer (the “Board”) following the Annual Meeting, (i) the Board will interview Mr. Davis and at least one other candidate identified by Venor Capital Management LP (collectively, the “Venor Candidates”) and shall select from the Venor Candidates one individual (the “Additional Director”) to be added to the Board, and (ii) the Board shall take all steps necessary (including increasing the size of the Board) to add the Additional Director to the Board no later than August 15, 2016.

The description of the Agreement set forth above is not complete and is qualified in its entirety by reference to the full text of the Agreement attached hereto as Exhibit 3, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Venor Capital Master Fund may be deemed to be the beneficial owner of 1,010,940 Shares, which represent approximately 5.5% of the Issuer’s outstanding Shares. Venor Capital Master Fund may be deemed to have shared power to vote and shared power to dispose of 1,010,940 Shares. Each of the Reporting Persons (other than Venor Capital Master Fund) may be deemed to be the beneficial owner of 1,136,369 Shares, which represent approximately 6.2% of the Issuer’s outstanding Shares. Each of the Reporting Persons (other than Venor Capital Master Fund) may be deemed to have shared power to vote and shared power to dispose of 1,136,369 Shares.

The percentages in the immediately foregoing paragraph and in the cover page to this Schedule 13D are calculated based on a total of 18,307,350 Shares outstanding as of March 9, 2016 (as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 14, 2016).

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No. 960878106	Page 8 of 9 Pages

(d) The limited partners or owners of (or investors in) the Accounts, or their subsidiaries or affiliated entities, for which Venor Capital Management or its affiliates acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Accounts in accordance with their respective limited partnership interests (or investment percentages) in the Accounts.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of the Schedule 13D is incorporated herein by reference.

The Agreement is filed hereto as Exhibit 3 and is incorporated herein by reference. Except as set forth herein, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 3 – Agreement, dated as of March 23, 2016, by and between Westmoreland Coal Company and Venor Capital Management LP.

CUSIP No. 960878106	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2016	Venor Capital Master Fund Ltd.

By: Venor Capital Management LP, as investment manager By: Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: March 24, 2016	Venor Capital Management LP

	By:	Venor Capital Management GP LLC, as general partner

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: March 24, 2016	Venor Capital Management GP LLC

	Name:	/s/ Michael J. Wartell
	By:	Michael J. Wartell
	Title:	Managing Member

Date: March 24, 2016	/s/ Jeffrey A. Bersh
Jeffrey A. Bersh

Date: March 24, 2016	/s/ Michael J. Wartell
Michael J. Wartell